SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NU HOLDINGS LTD.

CNPJ/ME nº 24.410.913/0001-44

Public Company

CVM Code No. 80209

NOTICE TO HOLDERS OF DEPOSITARY RECEIPTS - BDRS LEVEL III

Nu Holdings Ltd. ("Nu" or the "Company") (NYSE: NU), in continuation of the Notice to Holders of Level III BDRs published on August 11, 2023, hereby informs that, in the period between August 21, 2023 and September 5, 2023, the sale of the Class A Common Shares underlying the BDRs that were held by the holders of the BDRs that, within the scope of the Level III BDR Program Discontinuance plan, were directed to the Sale Procedure was carried out.

The average price obtained from the sale carried out in the Sale Procedure was US$ 7,237 per share. Considering that each 1 (one) Level III BDR is equivalent to 1/6 (one sixth) of a class A common share issued by the Company, the average price obtained is US$ 1,206 per Level III BDR.

After the closing of the exchange rate on September 8th, 2023, at the rate of R$4,9772 per US$ in force on that date, and the deduction of applicable taxes, the final amount of R$5,980776716 per BDR to be paid to the holders of Level III BDRs submitted to the Sale Procedure ("Final Amount") was calculated.

The funds referring to the Final Amount will be sent by Banco Bradesco S.A. ("Depositary") to the Central Depositary of B3 on September 15, 2023, which, observing its own procedures and deadlines, will be responsible for passing them on to the respective holders of the Level III BDRs submitted to the Sale Procedure and deadlines through their custody agents.

The Company will timely inform the holders of BDRs participating in the NuSócios Client Program of the deposit dates in their respective payment accounts (NuConta) referring to the BDR of the NuSócios Client Program.

Level III BDR holders who have not updated their registration with their custody agent must do so, given that the procedure from the sale of shares will be transferred according to the data registered with the custody agent in the B3 system on the date of the transfer mentioned above. Level III BDR holders whose records have not been updated should contact their custody agent to withdraw their funds.

São Paulo, September 13, 2023

NU HOLDINGS LTD.

Jörg Friedemann

Legal Representative of the Company in Brazil

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  September 13, 2023